Mail Stop 4561

      June 29, 2005


      VIA USMAIL and FAX (954) 603-0523

Mr. Robert Kohn
Chief Financial Officer
Australian Agriculture and Property Development Corporation
11555 Heron Bay Boulevard, Suite 200
Coral Springs, Florida 33076

      Re:	Australian Agriculture and Property Development
Corporation
		Form 10-KSB for the year ended 12/31/2004
      Filed 5/19/2005
      Form 10-QSB for the period ended 3/31/2005
      Filed 5/23/2005
      File No. 000-32467

Dear Mr. Robert Kohn:

      We have reviewed your above referenced filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your document. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

      In our comments, we may ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2004

Financial Statements and Notes

General

1. Advise us how your presentation of financial statements on a combined basis complies with Rules 3-01 and 3-02 of Regulation S-X which requires presentation of primary financial statements on a consolidated basis.

Combined Statements of Stockholders` Equity, page 18

2. We note that you recorded $2,745,000 in stock based
compensation
related to stock issued for consulting services.   Please tell us
how
you considered paragraph 8 of SFAS 123 and EITF 96-18 in determining how to measure the fair value of the stock issued.

Note B - Summary of Significant Accounting Policies

Land Options, page 21

3. With respect to the referenced options, please provide us the following information for each type of options:
* Explain the major terms of the option agreement.
* Explain the nature of inventory not owned.
* Tell us the amount and line item on the financial statements where you reported each of these transactions.
* Refer us to the specific GAAP literature that supports your accounting for each of these transactions.

Post Development Completion Costs, page 21

4. With respect to those instances in which you have post development construction obligations relating to sold developments, please explain to us how you considered paragraph 45 of SFAS 66 in your accounting for these sales.

Note I - Commitment and Contingencies, page 25

5. In light of the restrictions on your ability to sell certain real estate holdings and to enter into certain business transactions, please explain to us how you considered these circumstances in your impairment test relating to these assets.



FORM 10-QSB FOR THE QUARTER ENDED March 31, 2005

Financial Statements and Notes

General

6. Please refer to the statements of operations and cash flows. We note that you labeled the 2004 column as Restated. Please explain to us in detail the nature of the restatement.


*    *    *    *


      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your responses on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosures, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosures in the filings;

* staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.


      You may contact Wilson K. Lee, at (202) 551-3468 or me at
(202)
551-3414 if you have questions.



								Sincerely,



      Jorge Bonilla
      Senior Staff Accountant
??

??

??

??

Robert Kohn
Australian Agriculture and Property Development Corporation
June 29, 2005
Page 1